SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Kookmin Bank’s Operating Results for the 3rd quarter of 2005

On October 31, 2005, Kookmin Bank held an earnings conference and released its operating results for the third quarter of 2005. Followings are the key figures released during the conference, and full presentation material is available at Kookmin Bank website(www.kbstar.com) for further information.

The figures presented in this section have not yet been fully reviewed by our independent auditors and therefore remain subject to change. In particular, we may be required to take additional loan loss provisions for our unused credit lines, due to a possible policy change with respect to which we have requested clarification from the relevant Korean authorities. Depending on the guidance we receive, our 3rd quarter results may need to be revised.

Accounting policy with respect to the gain or loss on the sale of loans was changed in 2004. According to such policy, the gain or loss on the sale of loans is computed by comparing the sale proceeds against its book value as of the year end immediately proceeding the date of sale. However, in these figures, we did not reflect the policy change in order to ease the reader’s comparative analysis.

Accounting policy with respect to the private funds in which we hold interest in the form of wholly-owned beneficiary certificates, or WOBCs, was changed in April 2005. Before the change, unrealized Gain or Loss on WOBCs was recognized as non-interest income from beneficiary certificates in the income statement. However, it should be recognized as a capital adjustment in owner’s equity section of balance sheet after the change. Therefore, we adjusted the related figures in the financial statements of 2004 according to the changed accounting policy.

1. Financial Highlights

1.1 Balance sheet figures

(in trillions of Won)	As of the date indicated
	September 30, 2005	December 31, 2004[1]	% Change (YTD)
Total Assets	181.0	179.8	0.7%
Loans in Won	118.9	122.7	Δ3.1%

Total Liabilities	169.2	170.6	Δ0.8%
Deposits in Won	129.3	129.1	0.2%

Total Stockholders’ Equity	11.8	9.2	28.3%

1.2 Operating results

(in billions of Won)	For the nine months period ended
	2005	2004	% Change (YTD)
Operating Income	2,197.2	763.2	187.9%
Non-operating Income	391.0	73.5	432.0%
Net Income	1,813.9	562.9	222.2%

2. Asset Quality

(in billions of Won)	As of the date indicated
	September 30, 2005	December 31, 2004	% Change (YTD)
Total Loans for NPL Management.	134,860.1	136,317.8	Δ1.1%
Substandard & Below Loans	2,674.5	3,595.2	Δ25.6%
Allowance for Loan Losses	2,779.9	3,150.1	Δ11.8%
Substandard & Below Ratio	1.98%	2.64%	Δ0.66	%p
Coverage Ratio	103.9%	87.6%	16.3	%p
Delinquency Ratio	2.03%	2.67%	Δ0.64	%p

[1]	Adjusted figures in the financial statements of 2004 according to the changed accounting policy with respect to wholly-owned beneficiary certificates (“WOBCs”)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: October 31, 2005	By: /s/ Kap Shin
(Signature)

	Name:	Kap Shin
	Title:	Executive Director / Senior Executive Vice President & Chief Financial Officer